Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividends and Discount Accretion

(in thousands except ratios)

	For the year ended December 31,
Including Interest on Deposits	2016	2015	2014	2013	2012
Net income before provision for income tax expense	$43,410	$34,104	$15,340	$14,793	$3,392
Add: Fixed charges	3,147	2,723	1,922	2,079	1,797

Net income before fixed charges and provision for income tax expense	$46,557	$36,827	$17,262	$16,872	$5,189

Fixed charges	$3,147	$2,723	$1,922	$2,079	$1,797
Preferred stock dividends and discount accretion/premium amortization	1,217	1,174	124	—	—

Fixed charges and preferred stock dividends and discount accretion/premium amortization	$4,364	$3,897	$2,046	$2,079	$1,797

Ratio of earnings to fixed charges	14.79	13.52	8.98	8.12	2.89
Ratio of earnings to fixed charges and preferred stock dividends and discount accretion/premium amortization	10.67	9.45	8.44	8.12	2.89

	For the year ended December 31,
Excluding Interest on Deposits	2016	2015	2014	2013	2012
Net income before provision for income tax expense	$43,410	$34,104	$15,340	$14,793	$3,392
Add: Fixed charges	540	468	465	559	422

Net income before fixed charges and provision for income tax expense	$43,950	$34,572	$15,805	$15,352	$3,814

Fixed charges	$540	$468	$465	$559	$422
Preferred stock dividends and discount accretion/premium amortization	1,217	1,174	124	—	—

Fixed charges and preferred stock dividends and discount accretion/premium amortization	$1,757	$1,642	$589	$559	$422

Ratio of earnings to fixed charges	81.39	73.87	33.99	27.46	9.04
Ratio of earnings to fixed charges and preferred stock dividends and discount accretion/premium amortization	25.01	21.05	26.83	27.46	9.04